SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby clarify news (as transcribed below) published in the newspaper Valor Economico dated June 11, 2012, as requested by BM&FBovespa:

In news published in the newspaper Valor Economico, of 06.11.2012, the following information, among others is stated:

ü the company still awaits definition by the federal government in relation to the concessions of generation, transmission and distribution which mature between 2015 and 2017 to disclose its business plan for 2012-2016;

ü the company estimates that the definition of the concessions, whether by a concession renewal with a tariff reduction or a new bidding process, will affect the company's revenue by R$ 5 billion, of the total amount of R$ 30 billion annually

ü this loss will be roughly offset by revenue from participation in power plants under construction (13,000 MW) that will be operating by 2015,

We request clarification of the news byl 12/06/2012, as well as other information deemed important.

This alert is covered by the Cooperation Agreement, signed by the CVM and BOVESPA on 13/12/2011, and its non-compliance may subject the company to possible application of penalty payment by the Department of Relations with Companies - SEP of CVM, subject to CVM Instruction No. 452/07.

Regards

Nelson Barroso Ortega
Gerência de Acompanhamento de Emissores
BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros
Fone: (011) 2565-6063 / 2565-7222

We hereby clarify to our shareholders and the market in general that as reported in all of our presentations and conference calls held with analysts and investors in Brazil and abroad, until the present date, no decision concerning concessions which will expire in 2015 has been announced by the grantor.

In relation to the scenarios considered by the market, such as loss of revenues of up to R$ 5 billion, subject matter of the published article, we reiterate that we have no information to quantify these losses. However, we inform that the new installed capacity and the new transmission lines which will operate during this period will compensate the possible losses that may occur in this process.

Rio de Janeiro, June 14, 2012

     Armando Casado de Araujo
Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.